

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 2, 2010

Charles J. Zwebner
Chief Executive Officer
Rapid Link, Incorporated
300 71st Street, Suite 500
Miami, FL 33141

> **RE:** **Rapid Link, Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2010**
> **File No. 0-22636**

Dear Mr. Zwebner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Purposes of the Amendment, page 6

1. We note your statement that the purpose of the charter amendment is to provide enough additional authorized shares of common stock so that all of the outstanding shares of preferred stock issued to Blackbird in connection with the Share Exchange Agreement dated January 21, 2010 may be converted into shares of common stock. We also note that, according to Section 5.13 of the Share Exchange Agreement, the company agreed to obtain shareholder approval of an increase in your authorized common stock to 1 billion shares. Please provide a detailed analysis, including references to the specific terms of the Share Exchange Agreement if appropriate, as to

why you believe you are not required to include in the Schedule 14A all of the information regarding the acquisition set forth in Item 14 of Schedule 14A. Refer to Note A to Schedule 14A.

2. We note your statement that there are 10 million shares of your preferred stock currently outstanding. However, Section 10.1 of the Share Exchange Agreement dated January 21, 2010 indicates that there were 10 million shares of your preferred stock "issued and not outstanding" prior to the initial closing under the Share Exchange Agreement. Please explain the current status of such shares and clarify whether these shares are the same shares that were subsequently issued to Blackbird's shareholders.

* * * *

Please revise your preliminary proxy in response to these comments. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3257 with any other questions.

Sincerely,

/s
Celeste M. Murphy
Legal Branch Chief

Cc: Carlos Mas, Esq.
Via facsimile: (305) 530-0055